UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Apache Corporation 401(k) Savings Plan

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apache Corporation

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

Apache Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

Retirement Plan Advisory Committee

Apache Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apache Corporation 401(k) Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas

June 30, 2014

Apache Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Receivables:
Securities sold	$292,344	$—
Notes receivable from participants	5,148,418	4,978,405

Total receivables	5,440,762	4,978,405
Investments, at fair value	564,084,707	474,793,969

Net assets reflecting investments at fair value	569,525,469	479,772,374
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(422,220)	(738,047)

Net assets available for benefits	$569,103,249	$479,034,327

See accompanying notes.

Apache Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Employer contributions	$30,701,212
Participant contributions	37,590,531
Rollover contributions	3,206,134
Investment income	17,592,872
Interest income on notes receivable from participants	217,806
Net appreciation in fair value of investments	70,526,721
Other income	95,272

Total additions	159,930,548

Deductions:
Benefits paid to participants	69,676,229
Administrative fees	185,397

Total deductions	69,861,626

Net increase	90,068,922

Net assets available for benefits at:
Beginning of year	479,034,327

End of year	$569,103,249

See accompanying notes.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.

The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Upon enrollment in the Plan, participants may elect to contribute up to 50 percent of their eligible compensation and will receive Company matching contributions equal to 100 percent of the first eight percent of their contributions. New employees eligible for participation in the Plan are automatically enrolled with a deferral percentage of eight percent and a default investment election to one of the Fidelity Freedom age-based funds as determined by the participant’s date of birth, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self-directed brokerage account.

Vesting

Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20 percent vested after the completion of one year of service and continues to vest 20 percent per year, becoming fully vested after completion of five years of credited service. A participant also becomes fully vested in the event of disability or death, or upon reaching the age of 65. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or pay administrative expenses of the Plan.

Participant Loans

Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months or 50 percent of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus one percent and must generally be repaid through payroll deductions within four years.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Fidelity Management Trust Company serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. The brokerage account consists primarily of common stock, mutual funds, and short-term investments.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Plan invests in fully benefit-responsive investment contracts through the Fidelity Managed Income Portfolio (FMIP), a common collective trust. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent five percent or more of the Plan’s net assets available for benefits at either December 31, 2013 or 2012 are as follows:

	December 31,
	2013	2012

Apache Corporation common stock	$127,639,586	$119,567,982
Spartan U.S. Equity Index Fund	48,407,674	14,403,906
Fidelity Growth Company Fund	35,674,675	22,487,047
Fidelity Blue Chip Growth Fund	32,223,243	20,496,349
Fidelity Low-Priced Stock Fund	32,183,815	24,135,055
Fidelity Managed Income Portfolio (at contract value)(a)	29,572,674	26,476,359
Fidelity Institutional Money Market Portfolio	(b)	28,005,782

(a)	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio was $29,994,894 and $27,214,406 at December 31, 2013 and 2012, respectively.
(b)	Investment is less than five percent of net assets.

During 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended December 31, 2013

Mutual funds	$57,705,150
Corporate stocks	12,821,571

$70,526,721

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The Plan’s valuation methodology used to measure the fair values of corporate stock and mutual funds were derived from quoted market prices as these instruments have active markets. The valuation techniques used to measure fair value of short-term investments, and common collective trust funds, are included in Note 2.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Company stock	$127,639,586	$—	$—	$127,639,586
Stable value fund (a)	—	29,994,894	—	29,994,894
Mutual funds:
Large cap stock	135,352,147	—	—	135,352,147
Mid-cap stock	45,995,570	—	—	45,995,570
Small cap stock	15,112,327	—	—	15,112,327
International stock	34,349,750	—	—	34,349,750
Blended fund investments	98,439,885	—	—	98,439,885
Bond investments	35,327,540	—	—	35,327,540
Short-term investment fund	32,100,023	—	—	32,100,023
Specialty	2,418,422	—	—	2,418,422
Brokerage link	7,354,563	—	—	7,354,563

Total assets at fair value	$534,089,813	$29,994,894	$—	$564,084,707

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Company stock	$119,567,982	$—	$—	$119,567,982
Stable value fund (a)	—	27,214,406	—	27,214,406
Mutual funds:
Large cap stock	98,840,261	—	—	98,840,261
Mid-cap stock	32,487,794	—	—	32,487,794
Small cap stock	11,508,271	—	—	11,508,271
International stock	28,841,860	—	—	28,841,860
Blended fund investments	75,443,852	—	—	75,443,852
Bond investments	39,805,529	—	—	39,805,529
Short-term investment fund	31,704,301	—	—	31,704,301
Specialty	3,278,608	—	—	3,278,608
Brokerage link	6,101,105	—	—	6,101,105

Total assets at fair value	$447,579,563	$27,214,406	$—	$474,793,969

(a)	This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 28, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Related-Party Transactions

Certain investments of the Plan are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$569,103,249	$479,034,327
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	422,220	738,047

Net assets available for benefits per the Form 5500	$569,525,469	$479,772,374

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2013
Net increase in net assets available for benefits per the financial statements	$90,068,922
Less prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(738,047)
Add current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	422,220

Net increase in assets available for benefits per the Form 5500	$89,753,095

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Apache Corporation 401(k) Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 41-0747868 PN: 002

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

* Apache Corporation	1,485,226 shares of common stock	$127,639,586
* Fidelity Investments	Fidelity Puritan Fund K	12,606,956
* Fidelity Investments	Fidelity Cash Reserves Fund	4,743,179
* Fidelity Investments	Fidelity Institutional Money Market	27,356,844
* Fidelity Investments	Fidelity Intermediate Bond Fund	19,158,444
* Fidelity Investments	Fidelity Blue Chip Growth Fund K	32,223,243
* Fidelity Investments	Spartan Global U.S. Index Fund	1,356,736
* Fidelity Investments	Fidelity Growth Company Fund K	35,674,675
* Fidelity Investments	Fidelity Managed Income Portfolio	29,994,894
* Fidelity Investments	Spartan U. S. Equity Index Fund	48,407,674
* Fidelity Investments	Spartan Small Cap Index Fund	4,993,404
* Fidelity Investments	Fidelity Low-Priced Stock Fund	32,183,815
* Fidelity Investments	Fidelity Freedom K Income Fund	2,072,551
* Fidelity Investments	Fidelity Freedom K 2000 Fund	3,642,491
* Fidelity Investments	Fidelity Freedom K 2005 Fund	269,845
* Fidelity Investments	Fidelity Freedom K 2010 Fund	3,187,228
* Fidelity Investments	Fidelity Freedom K 2015 Fund	6,583,095
* Fidelity Investments	Fidelity Freedom K 2020 Fund	17,508,205
* Fidelity Investments	Fidelity Freedom K 2025 Fund	12,591,606
* Fidelity Investments	Fidelity Freedom K 2030 Fund	9,275,504
* Fidelity Investments	Fidelity Freedom K 2035 Fund	5,595,752
* Fidelity Investments	Fidelity Freedom K 2040 Fund	9,473,059
* Fidelity Investments	Fidelity Freedom K 2045 Fund	6,704,676
* Fidelity Investments	Fidelity Freedom K 2050 Fund	7,056,618
* Fidelity Investments	Fidelity Freedom K 2055 Fund	1,872,299
* Fidelity Investments	Fidelity Real Estate Fund	2,418,422
Ariel Mutual Funds	Ariel Appreciation Fund	13,811,755
Invesco	Invesco Comstock Fund	19,046,555
PIMCO Funds	PIMCO Total Return Fund	16,169,096
MFS Fund Distributors, Inc.	MFS International New Discovery Fund	18,212,688
American Beacon	American Beacon Small Cap Value Fund	10,118,923
Morgan Stanley	Morgan Stanley Institutional Fund, Inc. – International Equity Portfolio I	14,780,326
* Fidelity Brokerage link	Self-directed brokerage account	7,354,563
* Participant loans	Varying maturity dates and interest rates ranging from 4.25% to 9.25%	5,148,418

		$569,233,125

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan

(Name of Plan)

Date: June 30, 2014	/s/ Margery M. Harris

Margery M. Harris, Chairperson

Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP